Exhibit 12.1
Cardinal Health, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended June 30,					For the Six Months Ended December 31, 2012
(in millions, except for ratios)	2008	2009	2010	2011	2012
Earnings before income taxes and discontinued operations	$1,295.1	$1,159.8	$1,211.6	$1,518.3	$1,698.1	$922.0
Plus fixed charges:
Interest expense	143.4	118.4	125.5	95.2	92.3	51.5
Capitalized interest	13.5	5.1	2.9	5.7	6.0	1.0
Amortization of debt offering costs	3.5	3.8	9.9	1.8	2.8	1.5
Interest portion of rent expense	12.2	11.1	6.0	7.1	7.8	4.1
Fixed charges	172.6	138.4	144.3	109.8	108.9	58.1
Plus: amortization of capitalized interest	1.5	2.5	6.5	5.3	3.2	1.7
Less: capitalized interest	(13.5)	(5.1)	(2.9)	(5.7)	(6.0)	(1.0)
Earnings	$1,455.7	$1,295.6	$1,359.5	$1,627.7	$1,804.2	$980.8

Ratio of earnings to fixed charges (1)	8.4	9.4	9.4	14.8	16.6	16.9
(1) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes and discontinued operations plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense that is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.